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                                                                EXHIBIT 11.1



HARTFORD LIFE, INC.
STATEMENTS REGARDING COMPUTATION OF NET INCOME PER SHARE
YEAR ENDED DECEMBER 31, 1996 AND FOR THE THREE MONTHS
ENDED MARCH 31, 1997
TOTAL CLASS A COMMON STOCK OFFERING:
23 MILLION SHARES AT ASSUMED OFFERING PRICE OF $25.50 PER SHARE
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                    DECEMBER 31, 1996                     MARCH 31, 1997
                                                ---------------------------         ---------------------------
                                                PRO FORMA       AS ADJUSTED         PRO FORMA       AS ADJUSTED
                                                ---------       -----------         ---------       -----------
Net income                                       $ 24.00           $24.00            $ 63.00           $63.00
                                                 =======                             =======
Interest expense, net of tax(1)                                      2.51                                0.63
                                                                   ------                              ------
                                                                   $26.51                              $63.63
                                                                   ======                              ======

Common stock outstanding:
  Class B Common Stock                            114.00           114.00             114.00           114.00
  Class A Common Stock offered, proceeds
    from which are deemed to pay dividend
    in excess of Allocated Advances and
    net income (2)(3)                              12.29            12.29               9.64             9.64

  Class A Common Stock offered, proceeds
    to be used in repayment of debt ($54.3)(2)                       2.29                                2.29
                                                 -------           ------            -------           ------
                                                  126.29           128.58             123.64           125.93
                                                 =======           ======            =======           ======

Pro forma net income per share                    $ 0.19                              $ 0.51
                                                 =======                             =======
As adjusted net income per share                                    $0.21                               $0.51
                                                                   ======                              ======

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(1) Interest savings calculated at the historical rate of 7.1% charged on
    Allocated Advances, net of tax, multiplied by the estimated net proceeds used to reduce debt ($54.3).
(2) Assuming offering price of $25.50 per share of Class A Common Stock, less commissions (6%) and other underwriting expenses, as applicable.
(3) Net income for purposes of this calculation for the three months ended March
    31, 1997 represents net income for the year ended December 31, 1996 of $24 million and net income for the three months ended March 31, 1997 of $63 million.